Exhibit 21.1

Fisher Communications, Inc.

Subsidiaries

Subsidiary	Jurisdiction in which Organized
Fisher Broadcasting Company	Washington
Fisher Mills Inc.	Washington
Fisher Properties Inc.	Washington
Fisher Media Services Company	Washington
Fisher Radio Regional Group Inc.	Washington
Fisher Broadcasting — Seattle TV, L.L.C.	Delaware
Fisher Broadcasting — Seattle Radio, L.L.C.	Delaware
Fisher Broadcasting — Portland TV, L.L.C.	Delaware
Fisher Broadcasting — Oregon TV, L.L.C.	Delaware
Fisher Broadcasting — Washington TV, L.L.C.	Delaware
Fisher Broadcasting — Idaho TV, L.L.C.	Delaware
Fisher Broadcasting — S.E. Idaho TV, L.L.C.	Delaware
Fisher Broadcasting — Bellevue TV, L.L.C.	Delaware
Fisher Broadcasting — California TV, L.L.C.	Delaware
Fisher Interactive Network, L.L.C.	Delaware
South West Oregon Television Broadcasting Corporation (1)	Delaware

(1)	50% owned entity.